EXHIBIT 99.15
Media release

Rio Tinto becomes sole owner of Diavik Diamond Mine

18 November 2021
MONTREAL--(BUSINESS WIRE)-- Rio Tinto has become the sole owner of Diavik Diamond Mine in the Northwest Territories of Canada, continuing its leading role in the Canadian diamond industry.

A transaction has been completed for Rio Tinto’s acquisition of the 40 per cent share held by Dominion Diamond Mines in Diavik, following the Court of Queen’s Bench of Alberta’s approval.
With production at Diavik expected to end in 2025, its high-end, predominantly white gem quality diamonds with Canadian provenance continue to be in strong demand in all established and emerging consumer markets.
Rio Tinto Minerals Chief Executive Sinead Kaufman said: “Diavik will now move forward with certainty to continue supplying customers with high quality, responsibly sourced Canadian diamonds and making a significant contribution to the Northwest Territories of Canada and local communities. As owner and operator, Rio Tinto is committed to delivering Diavik’s eventual closure safely and responsibly, to leave a positive legacy in consultation with our community and government partners.”
The transaction comes after a 19-month process triggered in April 2020 by Dominion Diamond Mines ULC filing for insolvency protection under the Canadian Companies’ Creditors Arrangement Act.
Under the terms of the transaction, Rio Tinto has acquired all remaining Diavik assets held by Dominion, including unsold Diavik production and cash collateral held as security for Diavik’s future closure costs. In return, Rio Tinto has released Dominion and its lenders from all outstanding liabilities and obligations to fund the operations or closure of the joint venture.
Rio Tinto has operated Diavik since production commenced in 2003. Located approximately 300 km north-east of Yellowknife, the mine employs over 1,100 employees, of which 17 per cent are Northern Indigenous people. In 2020, it produced 6.2 million carats of rough diamonds.
View source version on businesswire.com: https://www.businesswire.com/news/home/20211118005696/en/

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com